Series Designation of
VestFundr, LLC Series Sagemont Subdivision, a registered series of VestFundr, LLC

In accordance with the Limited Liability Company Operating Agreement of VestFundr, LLC, a Delaware series limited liability company (the "Company"), dated October 14, 2025 (the "Agreement") and upon the execution of this Series Designation by the Company and VestFundr Management, LLC in its capacity as Manager of the Company and of VestFundr, LLC Series Sagemont Subdivision, a registered series of the Company (the "Series Sagemont Subdivision"), this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Agreement as the "VestFundr, LLC Series Sagemont Subdivision Series Designation."

References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the Effective Date of Establishment set forth below.

Name of Series	VestFundr, LLC Series Sagemont Subdivision, a registered series of VestFundr, LLC.
Effective Date of Series	February 11, 2026
Initial Member	VestFundr Management, LLC as the Series Sagemont Subdivision Class C Member.
Initial Manager	VestFundr Management, LLC is the Manager of the Company and was appointed as the Manager of Series Sagemont Subdivision with effect from the date of the Agreement and shall continue to act as the Manager of Series Sagemont Subdivision until the dissolution of Series Sagemont Subdivision pursuant to Section 11.1(b) or Manager's replacement pursuant to Section 4.3 or Article X of the Agreement.
Series Asset/Property	Series Sagemont Subdivision shall be comprised of three (3) unimproved parcels totaling approximately sixty-eight and sixty-five hundredths (68.65) acres located at 4401 and 4453 N Pollard Ave, Star, Idaho, which will be developed and improved into the Sagemont Subdivision consisting of sixty-five (65) single-family residences, thirty-six (36) townhomes and sixty-one (61) lots for retail sale.
Minimum Investment per Member	One thousand five hundred U.S. dollars ($1,500.00) for fifteen (15) Series Sagemont Subdivision Class A LLC Membership Interests (designated as "Class A Units") per Member, unless decreased or increased at the discretion of the Manager.
Management Fee(s)	As stated in Section 6.6 of the Agreement.
Registered Agent	As stated in Section 2.3 of the Agreement.
Purpose	As stated in Section 2.4 of the Agreement.
Series Minimum Offering Proceeds	One million U.S. dollars ($1,000,000)
Class A Unit Authorized Issuance	Subject to Section 3.5 and Section 6.3(a) of the Agreement, the Company shall initially authorize the issuance of fifty thousand (50,000) VestFundr, LLC Series Sagemont Subdivision Class A Units.
Class A Unit Offering Price	One hundred U.S. dollars ($100.00) per VestFundr, LLC Series Sagemont Subdivision Class A Unit.

Broker-Dealer of Record	Texture Capital, Inc.
Brokerage Fee	One percent (1.0%), in cash, of the aggregate purchase price of the Series Sagemont Subdivision Class A Units sold in the offering of the Series Sagemont Subdivision Class A Interests.
Class A Unit Preferred Return	VestFundr, LLC Series Sagemont Subdivision Class A Units shall receive a Preferred Return of twelve percent (12.0%) return per annum on the Class A Member's Unreturned Capital Contribution. Preferred Return is non-compounding, non-capitalized and accruable as defined within Section 1.1 of the Agreement.
Class A Member Aggregate Ownership	The aggregate Percentage Interest of the Class A Members (Investors) in VestFundr, LLC Series Sagemont Subdivision shall be twenty-six percent (26.0%).
Class B Unit Authorized Issuance	Subject to Section 3.5 and Section 6.3(a) of the Agreement, the Company shall authorize the issuance of fifteen thousand (15,000) VestFundr, LLC Series Sagemont Subdivision Class B Units.
Class B Member Capital Contribution	The Class B Members (Series Participant) in VestFundr, LLC Series Sagemont Subdivision shall contribute capital in the total amount of five hundred fifteen thousand U.S. dollars ($515,375) for fourteen thousand seven hundred twenty-five (14,725) VestFundr, LLC Class B Units at a unit price of thirty-five U.S. dollars ($35.00) per Class B Unit.
Class B Member Aggregate Ownership	The aggregate Percentage Interest of the Class B Members (Series Participant) in VestFundr Series Sagemont Subdivision shall be forty-nine percent (49.0%).
Class C Unit Authorized Issuance	Subject to Section 3.5 and Section 6.3(a) of the Agreement, the Company shall authorize the issuance of forty thousand (40,000) VestFundr, LLC Series Sagemont Subdivision Class A Units.
Class C Member Aggregate Ownership	The aggregate Percentage Interest of the Class C Members (Manager) in VestFundr, LLC Series Sagemont Subdivision shall be twenty-five percent (25.0%).
Interest Designation	No Member holding Series Sagemont Subdivision Interests shall be entitled to any preemptive, preferential or similar rights connection with the issuance of Series Sagemont Subdivision Interests.
Class C Member Incentive Allocation	Class C Member(s) shall be not be entitled to receive an Incentive Allocation from Net Distributable Proceeds.
Class A Voting Rights	Subject to Section 3.6 of the Agreement, the Series Sagemont Subdivision Interests shall entitle the Record Holders thereof to one (1) vote per Interest on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series Sagemont Subdivision Interests shall be required for the approval of any matter, except as required by the Act or except as provided elsewhere in the Agreement. The affirmative vote of the Holders of not less than a Super Majority Vote of the Series Sagemont Subdivision Interests then Outstanding shall be required for:

a) removing the Manager "for cause"; and,

b) any amendment to this Series Designation that materially adversely affects the rights of any of the holders of Interests of that particular Series or as compared to holders of Interests of other Series.

The affirmative vote of the Holders of not less than a majority vote of the Series Sagemont Subdivision Interests then Outstanding shall be required for all such other matters as the Manager, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series Sagemont Subdivision Interests voting as a separate class.

Notwithstanding the foregoing, the separate approval of the holders of Series Sagemont Subdivision Interests shall not be required for any of the other matters specified under Section 12.1 of the Agreement.

Class A Unit Transfer Restrictions

Subject to Article IV of the Agreement, the transfer of Series Sagemont Subdivision Interests shall be restricted by the following:

No Transfer or Withdrawal. No Class A Member, shareholder (direct or indirect) of a corporate Member, partner (whether general or limited) of a Member which is a partnership (general or limited), member of a Member which is a limited liability company or owner of all or any portion of any other entity which is a Member or which has a beneficial interest, either direct or indirect, in a Member, may sell, assign, transfer, give, hypothecate or otherwise encumber (any such sale, assignment, transfer, gift, hypothecation or encumbrance being hereinafter referred to as a "Transfer"), directly or indirectly, or by operation of law or otherwise, any interest in the Company or in such corporation, partnership or other entity (each an "Intermediary"), except as hereinafter set forth in this Series Designation or otherwise with the prior express written consent of the Manager. Any Transfer of any interest in the Company or an Intermediary in contravention of this Series Designation shall be null and void *ab initio*. No Member, without the prior written consent provided in the sole discretion of the Manager, shall retire or withdraw from the Company, except as a result of such Member's (i) involuntary withdrawal through death, disability, insanity, incompetency, the final adjudication of such Member as Bankrupt, (ii) the permitted Transfer of any Member's Interests in accordance with Article IV of the Agreement, or (iii) the Permitted Transfer of the Member's Interests defined immediately below.

"Permitted Transfer." Any Class A Member may, from time to time and in its sole discretion, Transfer its Interest, in whole or in part, to (i) such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, "Family Members"), (ii) a trust under which the distribution of Units may be made only to such Member and/or any Family Member of such Member, (iii) a charitable remainder trust, the income from which will be paid to such Member during his or her life, and (iv) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Member and/or Family Members of such Member (a "Permitted Transfer" with any (i)-(iv) Person being a "Permitted Transferee"). Members agree that any Permitted Transfer provided for above shall terminate all rights and interests of the Permitted Transferee in the Company and Company Series, other than the right to the transferee's share of the Company

	Series' distributions and allocations, including such Permitted Transferee's right, if any, to vote and participate in the management of the Company or Company Series, except those rights, if any, that cannot be waived by an assignee of an economic interest in the Company or Company Series pursuant to the Act. All Permitted Transfers requested by any Member shall be at the expense of the transferring Member in accordance with Section 4.2(h) of the Agreement.
	Involuntary Transfer or Succession by Operation of Law. In the event of the death or incapacity of an individual Member or any divorce decree, separation agreement, settlement, judgment or equivalent instrument transferring the Interest of an individual Member or in the event of the involuntary merger, consolidation, dissolution or liquidation of any Member not an individual, all of such Member's rights hereunder, including such Member's Interest, shall, subject to the remaining provisions of the Agreement, pass to such Member's personal representative, heir, distribute or transferee, in the case of an individual Member, or to such Member's legal successor, in the case of any Member not an individual (all being a "Successor Transferee"). Upon and contemporaneously with any such transfer of a Member's Interest by operation of law, the Company shall purchase from the transferee of such Interest, and the Successor Transferee shall sell to the Company for a purchase price of One U.S. dollar ($1.00) for each Unit of the Interest transferred, all rights and interests of the Successor Transferee in the Company, other than the right to the Successor Transferee's share of the Company's distributions and allocations, including such Successor Transferee's right, if any, to vote and participate in the management of the Company or Company Series, except those rights, if any, that cannot be waived by an assignee of an economic interest in the Company or Company Series pursuant to the Act.
Splits	There shall be no subdivision of the Series Sagemont Subdivision Interests other than in accordance with Section 3.7 of the Agreement.
Additional Interest Rights (if any)	Holders of Series Sagemont Subdivision Interests shall possess no conversion, exchange, sinking fund, redemption or appraisal rights; no preemptive rights to subscribe for any securities of the Company nor any other Company Series; and, no preferential rights to distributions of Series Sagemont Subdivision Interests.
Officers	There shall initially be no specific officers associated with Series Sagemont Subdivision, although, the Manager may appoint Officers of Series Sagemont Subdivision from time to time, in the Manager's sole discretion in accordance with Section 5.1(g) of the Agreement.
Class A Aggregate Ownership Limit	None, though modifiable as stated in Section 1.1 of the Agreement.
Fiscal Year	As stated in Section 8.2 of the Agreement.
Information Reporting	As stated in Section 8.1(c) and Section 9.2 of the Agreement.
Termination	As stated in Section 11.1(b) of the Agreement.
Liquidation	As stated in Section 11.3 of the Agreement.

Amendments to this Exhibit	As stated in Article XII of the Agreement.
Distributions Exhibit "1"	As attached hereto as the Series Sagemont Subdivision ***Exhibit "1."***
Additional Terms and Conditions	None.

COMPANY
VestFundr, LLC

By: VestFundr Management, LLC, its Manager

____

Ronald Walsh
Managing Principal of Manager

MANAGER
VestFundr Management, LLC.

____

Ronald Walsh
Managing Principal

EXHIBIT "1"

VestFundr, LLC Series Sagemont Subdivision
Preferred Allocations and Distributions

Preferred Allocations and Distributions from Net Distributable Proceeds

All distributions, if any, made to Class A Members of the VestFundr, LLC Series Sagemont Subdivision will be from Net Distributable Proceeds and made to Members in amounts and at times that are at the sole discretion of the Manager.

At all times when Members' Capital Contributions accounts possess a positive balance, Class A Members shall be entitled to receive and accrue in a Member's Preferred Return account, an amount equal to a prorated, non-compounded per annum IRR as specified in the Series Designation on the balance of their respective Unrecovered Capital Contribution in the Member's Capital Account (the "**Preferred Return**").

Net Distributable Proceeds determined by the Manager to be disbursed to Members shall be allocated and distributed as follows:

- First, at all times when Members' Capital Contributions accounts possess a positive balance, one hundred percent (100%) of Net Distributable Proceeds shall be disbursed to Members as a return of Capital Contributions. Class A Members shall receive on a pro rata basis of their Percentage Interest in Class A Interests, ninety percent (90%) of any Net Distributable Proceeds disbursed as a return of capital and the remaining ten percent (10%) of the Net Distributable Proceeds shall be disbursed to the Class B Members on a pro rata basis of their Percentage Interest in Class B Interests as a return of capital.
- Second, after all Capital Contributions are returned to Members through Net Distributable Proceeds and the Members Unrecovered Capital Contribution account balances are zero, one hundred percent (100%) of Net Distributable Proceeds shall be disbursed to Class A Members on a pro rata basis of their Percentage Interest in Class A Interests to pay any accrued and outstanding Preferred Return(s) until each Member's Preferred Return account balance is zero.
- Lastly, after all (i) Member's Capital Contributions are returned and their respective Unrecovered Capital Contribution account balances are zero, and (ii) Class A Members have received all accrued and outstanding Preferred Return(s) and each Class A Member's Preferred Return account are zero, any further Net Distributable Proceeds for the remaining life of the Company, payable in amounts and at times that are at the sole discretion of Manager, shall be disbursed to the Members in accordance with the following schedule:
    1. to the Class A Members as a class in accordance with the aggregate Percentage Interests specified in the Series Designation and thereafter, distributed on a pro rata basis of the Class A Member's Percentage Interest within the Class A Interests;
    2. to the Class B Members as a class in accordance with the aggregate Percentage Interests specified in the Series Designation and thereafter, distributed on a pro rata basis of the Class B Member's Percentage Interest within the Class B Interests; and,
    3. to the Class C Member as a class in accordance with the aggregate Percentage Interests specified in the Series Designation and thereafter, distributed on a pro rata basis of the Class C Member's Percentage Interest within the Class C Interests